Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

April 22, 2021

RE:    Compass Minerals International, Inc.
    Form 10-K for the fiscal year ended December 31, 2020
    Filed February 26, 2021
    File No. 001-31921

Dear Mr. Babula:
         This letter is to confirm that, in our conversation today, it was agreed that Compass Minerals International, Inc. would respond to the Division of Corporation Finance’s letter dated April 21, 2021 regarding the above-referenced filing, on or before May 19, 2021.
Please contact me at (913) 344-9200 with any further questions regarding this matter.

Sincerely,

/s/ James D. Standen
James D. Standen
Chief Financial Officer
and Principal Accounting Officer

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